October 3, 2007

Terence O’Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Lennar Corporation

Form 10-K for the Fiscal Year Ended November 30, 2006

File No. 1-11749

Dear Mr. O’Brien:

This is the response of Lennar Corporation to your letter dated September 12, 2007 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filing. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Form 10-K for the year ended November 30, 2006

Management’s Discussion and Analysis, page 17

Outlook, page 17

1.	You state you are experiencing slower sales (down 3% in 2006) and higher cancellations (29% in 2006) which have impacted most of your markets and, therefore, you are making greater use of sales incentives to generate sales in order to build-out inventory, deliver your backlog and convert inventory into cash, which we note you have continued to do into 2007. Please address the following comments:

•	Please clarify what is meant by sales being “down 3% in 2006.” We note both homebuilding and consolidated revenues have increased 17% from 2005, and the number of deliveries also increased 17%.

Response:

The reference to sales being “down 3% in 2006” is a reference to a decline in new orders during that year. Homebuilding and consolidated revenues relate to deliveries, not new orders. We will clarify this in future filings.

•	In future filings, please disclose your cancellation rate by segment.

Response:

We will disclose our cancellation rate by segment in future filings.

•

Please provide us with a comprehensive discussion of the types of sales incentives you utilize and how you are accounting for these incentives. If you are using any incentives other than a decrease in the sales price of the home, please provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of discounts and incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slow-down than others, please address this in MD&A.

Response:

The sales incentives we provide consist primarily of price discounts on individual homes and optional upgrades (such as upgraded appliances, cabinetry and flooring) without charge. These incentives are accounted for as reductions in the sales price of the homes, and are considered in our SFAS 66 profit recognition analysis. We also, on a more limited basis, give homebuyers sales incentives in the form of retail gift certificates. We account for these as a cost of selling the homes, but we also consider them in our SFAS 66 analysis in order to properly determine the revenues and the profits we should recognize.

As discussed below, we disclosed quantitative information about sales incentives by segment (expressed as a percentage of revenues from home sales) in the MD&A in our Annual Report on Form 10-K for the year ended November 30, 2006. We will continue to disclose this information as long as sales incentives continue to be material.

•	Please disclose in future filings the quantitative impact of sales incentives offered and taken on your financial statements for each period presented.

Response:

In the MD&A included in our Annual Report on Form 10-K for the year ended November 30, 2006, we disclosed on page 18 the average sales incentives per home delivered in 2006 and 2005 ($32,000 and $9,000, respectively). In addition, on page 24, we disclosed the 2006 and 2005 sales incentives, as percentages of home sales revenues, for each of our homebuilding segments and homebuilding other. Although not required disclosure, in future filings we will also disclose this information in the notes to the financial statements if it is material to the financial statements.

We note, however, fluctuations in sales incentives may not necessarily be indicative of market trends. For example, in a community in which we have sold a number of homes before a market decline, we may offer sales incentives rather than reducing prices generally. However, in a community where we did not begin sales until after the market decline, prices may take account of the market decline, and therefore sales incentives may not be necessary.

Critical Accounting Policies and Estimates, page 36

2.

We note your discussion on page 37 regarding your evaluation of inventory for impairment during each reporting period in accordance with SFAS 144. It appears the majority of the inventory adjustments, land inventory valuation adjustments, and write-offs of deposits and pre-acquisition costs were recorded during the fourth quarter of fiscal 2006. However, it does not appear your third quarter 2006 Form 10-Q included the necessary disclosure that (i) would alert readers to the possibility a future impairment was likely or warranted, and (ii) is required pursuant to Item 303(a)(3) of Regulation S-K under the circumstances. In this regard, it appears the conditions that existed leading up to the decision to record such charges had been ongoing for several quarters and did not merely occur contemporaneously at the time these decisions were made. Therefore, we remind you to disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to the actual announcement of the charge. Lastly, we do note your statement on page 8 in the Form 10-Q for the period ending May 31, 2007, or the second quarter of fiscal 2007, that “Further deterioration in the homebuilding market may cause additional pricing pressures that may lead to additional valuation adjustments in the future. In addition, market conditions may cause the Company to re-evaluate its strategy regarding certain assets that could result in the write-off of option deposits and pre-acquisition costs due to the abandonment of those option contracts.” However, we do not believe including such boilerplate-type disclosure is sufficient for the purposes of Item 303 of Regulation S-K and SEC Release No. 33-8350. As it does not appear the deterioration in the homebuilding market will alleviate in the near future, please ensure your disclosures regarding such material charges are as specific and detailed as reasonably practicable.

Response:

As was disclosed in our Report on Form 10-Q for the third quarter of fiscal 2006, during the first three quarters of fiscal 2006, we took charges for land inventory valuation adjustments and write-offs of deposits and pre-acquisition costs. Our charges for the fourth quarter of that year were greater than the charges during the prior quarters because of the increased deterioration of markets for single family homes. We evaluate our inventory for impairment on a quarterly basis. Based on the information and trends that were available to us as of the date we filed our Report on Form 10-Q for the third quarter of fiscal 2006, we did not have visibility as to the magnitude by which the market would further deteriorate in our fourth quarter, nor that the deterioration would lead to both future material valuation adjustments and changes in strategy regarding certain assets that led us to walk-away from option deposits and pre-acquisition costs. We believe our Report on Form 10-Q contained sufficient disclosures that described the nature and causes of market deterioration that had taken place by the end of our third quarter and its effects on our financial statements. Furthermore, our “Outlook” highlighted continuing weakening market conditions into our fourth quarter and alerted investors as to the trends that ultimately resulted in the further valuation adjustments and write-offs, which continued beyond the end of fiscal 2006.

Please note the following disclosures included in our Report on Form 10Q for the third quarter of fiscal 2006, which we reproduced below to facilitate the Staff’s review:

Note 15 to Condensed Consolidated Financial Statements.

“For the three and nine months ended August 31, 2006, the Company wrote-off $15.8 million and $41.1 million, respectively, of option deposits and pre-acquisition costs, compared to $2.9 million and $10.9 million, respectively, in the same periods last year, related to land under option that it does not intend to purchase.”

Management Discussion Analysis of Financial Condition and Results of Operations (“MD&A”)—pages 27-28

Outlook

“During the third quarter and into the fourth quarter of 2006, conditions in the homebuilding industry continue to weaken. This market deterioration is driven primarily by excess supply as speculators reduce purchases and return homes to the market as well as negative customer sentiment surrounding the general homebuilding market. We are experiencing slower sales and higher cancellations (approximately 30% in the third quarter) which have impacted most of our markets and therefore, we are making greater use of sales incentives to generate sales in order to achieve our delivery goals which should result in lower inventory levels.

In order to manage under these difficult conditions, we continue to be a balance sheet-first focused company with an intensified focus on generating strong cash flow. We believe the best way to generate strong cash flow is to deliver inventory priced to market; however, this has resulted in higher sales incentives, leading to lower gross margins on home sales. Concurrently, we will continue to reassess our owned land position, land under option and joint ventures to identify those assets that should be reduced, repositioned, replaced or written-down. Additionally, our strategy is to adjust our cost structure to today’s market conditions. This includes renegotiating land pricing, rebidding subcontracts and materials, refining and redefining product offerings, and reducing overhead in line with reduced demand, all in an effort to partially offset our declining margins.”

MD&A—page 29

“New orders during the third quarter of 2006 decreased to 11,056 homes, from 11,614 homes last year; and our backlog as of August 31, 2006 was 16,008 homes with a backlog dollar value of $5.6 billion, compared to 21,818 homes with a backlog dollar value of $8.1 billion at August 31, 2005, and 17,990 homes with a backlog dollar value of $6.5 billion at May 31, 2006.”

MD&A—page 29

“Gross margins on homes sales were $729.2 million, or 18.7% in the third quarter of 2006, compared to $846.4 million, or 26.3%, in the same quarter of 2005. Gross margin percentage on home sales decreased 760 basis points, compared to last year, due to decreases in all of our homebuilding segments and homebuilding other, primarily due to higher sales incentives offered to homebuyers and $32.0 million of inventory valuation adjustments. Gross margins in the third quarter of 2005 were significantly higher than our historical norms. Gross margin percentage in the third quarter of 2006 was also 480 basis points lower than the 23.5% gross margin percentage in the second quarter of 2006.”

MD&A—page 30

“Gross profit (loss) on land sales totaled ($0.3) million in the third quarter of 2006 (net of $15.8 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $11.8 million of inventory valuation adjustments), compared to $46.4 million in 2005.”

MD&A—page 31

“New orders during the nine months ended August 31, 2006 were 32,606 homes, down from 33,169 new orders during the nine months ended August 31, 2005.”

MD&A—page 31

“Gross margins on home sales were $2.4 billion, or 22.2%, in the nine months ended August 31, 2006, compared to $2.0 billion, or 25.4%, in 2005. Gross margin percentage on home sales decreased 320 basis points, compared to last year, due to decreases in all of our homebuilding segments and homebuilding other, primarily due to higher sales incentives offered to homebuyers and $40.7 million of inventory valuation adjustments. Gross margins in the nine months ended August 31, 2005 were significantly higher than our historical norms.”

MD&A—page 31

“Gross profit on land sales totaled $89.9 million in the nine months ended August 31, 2006 (net of $41.1 million of write-offs of deposits and pre-acquisition costs related to land under option that the Company does not intend to purchase and $35.8 million of inventory valuation adjustments), compared to $142.6 million in 2005.”

MD&A—page 35

	At or for the Nine Months Ended August 31
	2006	2005
Backlog – Homes
East	6,240	8,696
Central	4,527	5,095
West	4,043	6,135
Other	1,198	1,892

Total	16,008	21,818

* * *

Backlog – Dollar Value (In thousands)
East	$2,190,137	3,112,877
Central	1,089,275	1,301,528
West	1,866,180	3,095,609
Other	458,463	633,138

Total	$5,604,055	8,143,152

MD&A—pages 36 - 37

Three Months Ended August 31, 2006 versus Three Months Ended August 31, 2005

Homebuilding East:

“Gross margins on home sales decreased for the three months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers . . . and $10.9 million of inventory valuation adjustments in 2006.

Gross profit (loss) on land sales was $1.2 million for the three months ended August 31, 2006 (net of $4.0 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $5.1 million of inventory valuation adjustments), compared to ($0.2) million during the same period last year (net of $0.7 million of inventory valuation adjustments).”

Homebuilding Central:

“Gross profit on land sales was $2.4 million for the three months ended August 31, 2006 (net of $2.2 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $0.6 million of inventory valuation adjustments), compared to $4.9 million during the same period last year (net of $0.1 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase).”

Homebuilding West:

“Gross margins on home sales decreased for the three months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers . . . and $19.3 million of inventory valuation adjustments in 2006.

Gross profit on land sales was $3.0 million for the three months ended August 31, 2006 (net of $8.5 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase) compared to $40.7 million during the same period last year (net of $1.7 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase). Equity in earnings from unconsolidated entities for the three months ended August 31, 2006 included $14.4 million of valuation adjustments to our investments in unconsolidated entities.”

Homebuilding Other:

“Gross margins on home sales decreased for the three months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers . . . and $1.8 million of inventory valuation adjustments in 2006.

Gross profit (loss) on land sales was ($6.9) million for the three months ended August 31, 2006 (net of $1.1 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $6.1 million of inventory valuation adjustments), compared to $1.1 million during the same period last year (net of $0.3 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $1.6 million of inventory valuation adjustments).”

Nine Months Ended August 31, 2006 versus Nine Months Ended August 31, 2005

Homebuilding East:

“Gross margins on home sales decreased for the nine months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers . . . and $18.0 million of inventory valuation adjustments in 2006.

Gross profit on land sales was $14.6 million for the nine months ended August 31, 2006 (net of $7.1 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $8.1 million of inventory valuation adjustments), compared to $11.9 million during the same period last year (net of $2.2 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $0.5 million of inventory valuation adjustments).”

Homebuilding Central:

“Gross margins on home sales decreased for the nine months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers . . . and $1.6 million of inventory valuation adjustments in 2006.

Gross profit on land sales was $4.3 million for the nine months ended August 31, 2006 (net of $2.8 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $13.3 million of inventory valuation adjustments), compared to $10.4 million during the same period last year (net of $0.2 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase).”

Homebuilding West:

“Gross margins on home sales decreased for the nine months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers . . . and $19.3 million of inventory valuation adjustments in 2006.

Gross profit on land sales was $98.2 million for the nine months ended August 31, 2006 (net of $16.8 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase), compared to $120.5 million during the same period last year (net of $7.4 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase). Equity in earnings from unconsolidated entities for the nine months ended August 31, 2006 included $14.4 million of valuation adjustments to our investments in unconsolidated entities.”

Homebuilding Other:

“Gross margins on home sales decreased for the nine months ended August 31, 2006 primarily due to higher sales incentives offered to homebuyers .. . . and $1.8 million of inventory valuation adjustments in 2006.

Gross profit (loss) on land sales was ($27.3) million for the nine months ended August 31, 2006 (net of $14.4 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $14.3 million of inventory valuation adjustments), compared to ($0.2) million during the same period last year (net of $1.1 million of write-offs of deposits and pre-acquisition costs related to land under option that we do not intend to purchase and $2.0 million of inventory valuation adjustments).”

MD&A—pages 38

“At August 31, 2006, 13% of the homesites we owned were subject to home purchase contracts. At August 31, 2006 and 2005, our backlog of sales contracts was 16,008 homes ($5.6 billion) and 21,818 homes ($8.1 billion), respectively. Although we had higher gross new orders during the third quarter, our net new orders were lower due to higher cancellation rates primarily resulting from speculators exiting the market and negative customer sentiment surrounding the general homebuilding market.”

MD&A—pages 44

“As of August 31, 2006, we believe that our investment in unconsolidated entities is fully recoverable and it is unlikely that we will be called to perform on any of our guarantees that would have a material impact on our condensed consolidated financial statements. However, we and other homebuilders continue to experience slowdowns in demand for homes in certain markets and have increased sales incentives to maintain sales volumes. We will continue to monitor our investments and the recoverability of assets owned by the ventures.”

The Comment Letter described a statement on page 8 in our Form 10-Q for the quarterly period ended May 31, 2007 as “boilerplate-type disclosure.” While the disclosure might in some contexts be “boilerplate,” it had a specific purpose where it appeared in our Form 10-Q.

“Further deterioration in the homebuilding market may cause additional pricing pressures that may lead to additional valuation adjustments in the future. In addition, market conditions may cause the Company to re-evaluate its strategy regarding certain assets that could result in the write-off of option deposits and pre-acquisition costs due to the abandonment of those option contracts,” was in a paragraph that followed a table which itemized, by homebuilding segment and by type of asset, FAS 144 valuation adjustments, write-offs of option deposits and pre-acquisition costs, and valuation adjustments to investments in unconsolidated entities that had taken place in the three and six month periods to which the Form 10-Q related. The paragraph itself then described the factors that had led to the valuation adjustments and write-offs and described the substantial increase in valuation adjustments and write-offs in the second quarter of the fiscal year compared with those in the first quarter. The paragraph included the quoted language to warn investors that market conditions may lead to additional valuation adjustments and write-offs in the future. This was intended to be a real warning, not a “boilerplate” statement of a theoretically possible problem. As was done in our Report on Form 10-Q for the second quarter of fiscal 2007, in future filings, we will continue to alert investors to trends in market conditions as we become aware of them.

3.	Given the significance of the impairments recorded as of the end of November 30, 2006; and continuing into the two quarters of fiscal 2007, please revise your critical accounting policies and estimates in future filings to provide a detailed description of your SFAS 144 impairment analysis. In this regard:

•

Please expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.

Response:

In our Report on Form 10-Q for the period ended May 31, 2007, we described our FAS 144 impairment analysis in Note 2 to the condensed consolidated financial statements.

In future filings, we will expand our disclosures of critical accounting policies and estimates to describe in more detail the steps that we perform to review each component of our land related assets for recoverability.

Because there are many communities in which we are currently building homes, we do not believe that any individual community is materially significant to us. Therefore, there are no materially significant communities in which estimated future undiscounted cash flows are close to their carrying values. We also do not believe that it would be meaningful to investors to group communities for which the undiscounted future cash flows are within a specified range of their carrying values, because we evaluate a number of factors and assumptions in estimating a community’s future cash flows in order to determine whether the estimated undiscounted future cash flows from the community exceed its carrying value, and these factors and assumptions differ from community to community. These differing factors and assumptions include market supply and demand, local market conditions, competitive conditions, product type by community, sales prices, homesite sizes, labor costs, types of materials used in homes (and therefore costs of materials) and other factors or occurrences that are specific to particular communities. If we were to group communities for which estimated undiscounted future cash flows are close to their carrying values, it could mislead readers into thinking that cash flows from all the communities in the group are likely to be affected in the same manner and to increase or decrease simultaneously.

•

Discuss how you determined the amount of the impairments and write-offs related to each inventory component and region that was necessary. Please explain the main assumptions you used in this determination, as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.

Response:

In conducting our quarterly review for indicators of impairment on a community level, we group inventory into two general categories. These categories include wholly-owned inventory and option deposits and pre-acquisition costs.

Wholly-owned Inventory

Wholly-owned inventory can be at various stages of its development cycle when evaluated for impairment. The following are the development stages of wholly-owned inventory:

Finished Homes and Construction in Progress – Includes finished homesites with no construction, partially completed construction or completed construction; and

Land Under Development – Includes land which is being developed for future use, with no structure on it.

We analyze various forms of information in order to identify potential impairment within our communities. We evaluate, among other things, the margins on homes that have been delivered, margins under sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales, and the value of the land itself. We pay particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales price and/or margins are trending downward and are anticipated to continue to trend downward.

We identify potentially impaired communities based on the quantitative factors noted above. Due to the overall deterioration realized in the homebuilding markets in which we operate, this includes land holdings of significant nominal value, which may have not initially been labeled as potentially impaired. If it is determined based on the quantitative as well as qualitative factors obtained and discussed during the quarterly reviews that there may be indicators of impairment, the respective inventory is then tested for recoverability. If there are no indicators of impairment, a recoverability test is deemed not necessary. For those communities that are tested for recoverability and for which recoverability of the inventory’s carrying value is not expected, the fair value of such inventory is determined and compared to the respective inventory’s carrying value in order to determine whether an impairment charge is required.

Land under development requires additional assumptions in assessing whether there are indicators of potential impairment. The most significant assumption is whether or not the land will be sold ‘as is’ or whether homes will be constructed on the land prior to its sale. We review reports that show the different stages of land in order to develop assumptions with regard to the eventual disposition of the land inventory. If homes are to be constructed on the land and eventually sold as finished homes, we evaluate the same information as discussed above for finished homes and construction in progress inventory within the respective geographical regions in order to determine whether potential inventory impairments exist at the community level. If inventory is to be sold ‘as is,’ we estimate the potential sales price of the inventory based on current market conditions in those respective regions.

If we determine, based on quantitative, as well as qualitative factors obtained and discussed during our quarterly reviews, that there may be indicators of impairment with respect to the land under development, the respective inventory associated with the community is tested for recoverability. If recoverability of the inventory’s carrying value is not evident, the fair value of such inventory is determined and compared to the respective inventory’s carrying value in order to determine whether an impairment charge is required for the community.

Our quarterly reviews are attended by corporate associates and local division management who have expertise in their respective markets as to market conditions and trends. Based on communities identified via analysis of the operational reports discussed above and other quantitative and qualitative measures, potential issues or changes in strategies are discussed, on an asset-by-asset basis including assets in our unconsolidated entities. Based on all the information gathered by our corporate associates from these meetings, a list of potentially impaired communities is prepared. The fair value of the inventory within these communities is determined and compared to the respective inventory’s carrying value in order to determine whether an impairment charge is required for the community.

We determine the fair value of our communities using a discounted cash flow model. The estimated cash flows for each community are significantly impacted by estimates related to sales pace, selling price, sales incentives, construction costs, land development costs, sales and marketing expenses, market supply and demand, product type by community, homesite sizes, local market conditions, competitive conditions, labor costs, costs of materials and other factors for that particular community. Our determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. We generally use discount rates ranging from 15% to 20%, which is dependent on the inherent risks associated with the community’s cash flow streams relative to its inventory. For example, construction in progress inventory which is closer to completion will generally require a lower discount rate than land under development in communities consisting of multiple phases spanning several years of development.

We calculate the fair values of inventory evaluated for impairment under FAS 144 based on current market conditions and assumptions made by management, which may differ negatively and materially from actual results if market conditions continue to deteriorate. For example, further market deterioration may lead to us incurring additional impairment charges on inventory previously impaired as well as on inventory not currently impaired but for which indicators of impairment may exist if further market deterioration occurs.

For land we intend to sell to third parties, we accrue for losses for the excess of the carrying amount at the time of sale over the contracted sales price for the sale of inventory under contract. If the land is not under contract for sale, we estimate the fair value of the land based on market comparisons, appraisals or other factors and compare it to the carrying amount of the land.

Option Deposits and Pre-acquisition Costs

The second general category of inventory that we evaluate is option deposits and pre-acquisition costs. Option contracts generally enable us to defer acquiring portions of properties owned by third parties and unconsolidated entities until we determine if we want to exercise our option. A majority of our option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. Our option contracts are recorded at cost. Under certain instances, we also incur pre-acquisition costs related to the land.

In order to determine whether or not the respective exercise price is above the projected fair value at the time of potential exercise, we may use appraisals and/or projected cash flows in order to complete our evaluation.

If it is determined based on the quantitative, as well as qualitative factors (such as local market conditions and/or our concentration of owned and controlled homesites in specific markets) obtained and discussed at the aforementioned quarterly reviews, that the return on the respective assets will not fall within an acceptable range, we may pursue renegotiation of prices and/or terms of the respective option contracts due to the fact that current and projected conditions yield a lower than desirable return on our investment.

For option contracts warranting renegotiation for which such efforts are not successful in terms of adjusting prices and/or terms to facilitate acceptable returns, we consider walk-away costs relative to investing much larger dollars to own inventory that would potentially produce less than desirable margins. If a decision is made to walk-away from the option deposit, we write-off our option deposit and related pre-acquisition costs.

***

The effects of a 1% change in any one of the specific factors we take into account in making determinations regarding impairments and write-offs would almost surely not be the same as the effects of a 1% change in market supply and demand, product type by community, sales prices, homesite sizes, local market conditions, competitive conditions, labor costs, types of materials used in homes (and therefore costs of materials) and other factors or occurrences that are specific to particular communities. Therefore, we believe that any discussion of the effects of a 1% change in specific factors would not be helpful because factors are in many instances interrelated and would not necessarily fluctuate in similar directions; thus, it could be misleading to investors.

•

Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.

Response:

In determining the appropriateness of moving forward with development, or writing off previously capitalized amounts, with regard to particular land parcels, we consider market supply and demand, product type by community, sales prices, homesite sizes, local market conditions, competitive conditions, labor costs, types of materials used in homes (and therefore costs of materials) and other factors or occurrences that are specific to particular communities. In addition we consider the regulatory climate in the area where a community is located, which may affect when we will be able to start development of the community or the nature of homes we will be able to build in the community.

Please provide these expanded disclosures in your future filings and show us in your response what any future disclosure revisions will look like.

Response:

Appendix A is an example of the type of expanded disclosure we will make in future filings.

4.	In your Forms 10-Q for the first and second quarters of fiscal 2007, we note you have recorded certain “valuation adjustments to investments in unconsolidated entities”, in the amounts of $2.6 million and $11.6 million for each of the quarters ended February 28, 2007, and May 31, 2007, respectively. However, these adjustments do not appear to be related to your SFAS 144 impairment analysis of such investments, as you have recorded separate charges for those adjustments. Please tell us and disclose in future filings the nature of these adjustments. It also does not appear that such amounts were recorded for the year ended November 30, 2006. Please advise. If so, tell us how you determined that such an adjustment was not warranted at that date.

Response:

We recorded valuation adjustments to investments in unconsolidated entities in the amounts of $2.6 million and $11.6 million for the quarters ended February 28, 2007 and May 31, 2007, respectively, in accordance with APB 18 as a result of a decrease in the value of our investments in unconsolidated entities which was deemed to be other-than-temporary. In Note 2 to the condensed consolidated financial statements in our Report on Form 10-Q for the quarter ended May 31, 2007, we discussed the factors that may be indicative of an other-than-temporary decrease in the value of our investments in unconsolidated entities. We disclosed that the amount of impairment to be recognized when an other-than-temporary decrease in the value of our investments in unconsolidated entities has occurred is the excess of the investment’s carrying value over its fair value. We also discussed the critical assumptions inherent in our determination of the fair value of those investments.

In future filings, we will add the amounts recorded for APB 18 impairments, which currently are disclosed in our “Valuation Adjustments and Write-offs” summary table, to the text discussing our APB 18 valuation process.

With respect to the year ended November 30, 2006, we performed an APB 18 analysis and based upon that analysis we recorded $14.5 million of impairments. We believe that this amount was not material for disclosure purposes.

Sub-prime Lending

5.	Based on your disclosures, it is not clear to us if you have interests in what are commonly referred to as “sub-prime” residential mortgages. Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

•	A rate above prime to borrowers who do not qualify for prime rate loans;

•	Borrowers with low credit ratings (FICO scores);

•	Interest-only or negative amortizing loans;

•	Unconventionally high initial loan-to-value ratios;

•	Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

•	Borrowers with less than conventional documentation of their income and/or net assets;

•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;

•	Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to sub-prime loans could be helpful. Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, as part of your response. Please help us understand the potential materiality of your exposure to sub-prime loans. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments. If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If it is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposure.

Response:

We define “sub-prime” loans as mortgage loans made to borrowers with a FICO score under 620. We currently are not originating any loans to sub-prime borrowers, other than loans that are agency eligible or supported by governmental programs.

We also originate Alt A loans, which are loans to persons who have less conventional documentation of their incomes or net worths, provide lower down payments and have a FICO score of 620 or higher.

We originate mortgages based on the types of loans purchased in the secondary mortgage market; thus, the loans we offer change as the demand for these loans changes in the secondary mortgage market. As described in our Annual Report on Form 10-K, although we remain liable for certain limited representations and warranties related to loan sales, substantially all the loans we originate are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. Therefore, we have little direct exposure to the residential mortgages we originate.

Recently the mortgage market has experienced increased volatility. This volatility may lead to changes in the secondary mortgage market with respect to loans. As demand in the secondary mortgage market changes with respect to loans for sub-prime and Alt A borrowers, there may be fewer buyers who qualify for financing on new and existing home purchases in the market. This could lead to further deterioration in the overall homebuilding market due to stricter credit standards, higher down payment requirements and additional credit verification requirements. This deterioration could have an adverse impact on the number of homes we sell. Therefore, we will provide additional disclosures in future filings, as necessary.

To the extent that homeowners have used sub-prime or Alt A mortgages to finance the purchase of their homes and are later unable to refinance or maintain those loans, additional foreclosures and an oversupply of inventory may result in the market. This may contribute to additional deterioration in the market and have an adverse impact on demand and the number of homes we sell. Therefore, we will provide additional disclosures in future filings, as necessary.

* * * *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.228.8383.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross Vice President and Chief Financial Officer
Lennar Corporation

cc:	Jenn Do, Division of Corporation Finance

APPENDIX A

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

(4) Critical Accounting Policies

We believe that there have been no significant changes to our critical accounting policies during the nine months ended August 31, 2007, as compared to those we disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended November 30, 2006. However, due to the material amount of valuation adjustments related to inventory and investments in unconsolidated entities as well as write-offs of option deposits and pre-acquisition costs recorded for the three months ended August 31, 2007, we have provided expanded disclosures below relative to those disclosed in our Annual Report on Form 10K for the year ended November 30, 2006. These expanded disclosures describe our inventory and investment in unconsolidated entities valuation processes as well as our process supporting the write-offs of option deposits and pre-acquisition costs.

Inventories

Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the inventory would be written down to its fair value. Inventory costs include land, land development and home construction costs, real estate taxes, deposits on land purchase contracts and interest related to development and construction. We review inventories for impairment during each reporting period on a community by community basis. SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) states that in the event the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge is required to be recorded in the amount by which the carrying amount of such asset exceeds its fair value.

In conducting our quarterly review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, margins under sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales, and the value of the land itself. We pay particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales price and/or margins are trending downward and are anticipated to continue to trend downward. From this review we identify communities whose carrying values exceed their undiscounted cash flows.

We determine the fair value of our communities using a discounted cash flow model. These estimated cash flows for each community are significantly impacted by estimates related to market supply and demand, product type by community, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Our determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. We generally use discount rates ranging from 15% to 20%, which are dependent on the inherent risks associated with the community’s cash flow streams relative to its inventory. For example, construction in progress inventory which is closer to completion will generally require a lower discount rate than land under development in communities consisting of multiple phases spanning several years of development.

We calculate the fair values of inventory evaluated for impairment under FAS 144 based on current market conditions and assumptions made by management, which may differ negatively and materially from actual results if market conditions continue to deteriorate. For example, further market deterioration may lead to us incurring additional impairment charges on inventory as to which we already took impairment charges, as well as on inventory not currently impaired but for which indicators of impairment may exist if further market deterioration occurs.

We also have access to land inventory through option contracts, which generally enables us to defer acquiring portions of properties owned by third parties and unconsolidated entities until we have determined whether to exercise our option. A majority of our option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. Our option contracts are recorded at cost. In determining whether to walk-away from an option contract, we evaluate the option based upon our expected cash flows from the property that is the subject of the option. In certain circumstances, we obtain an appraisal of the property to determine whether we can recover the option exercise price by exercising the option and selling the underlying property. If we intend to walk-away from an option contract, we record a charge to earnings in the period such decision is made for the deposit amount and related pre-acquisition costs associated with the option contract.

We believe that the accounting related to inventory valuation and impairment is a critical accounting estimate because: (1) assumptions inherent in the valuation of our inventory are highly subjective and susceptible to change and (2) the impact of recognizing impairments on our inventory could be material to our consolidated balance sheets and statements of earnings. Our evaluation of inventory impairment, as discussed above, includes many assumptions. Two of our most critical assumptions are the timing of the homesite sales within a community and the discount rate applied to determine the fair value of the homesites within a community on the balance sheet date. Our assumptions on the timing of homesite sales are critical because the homebuilding industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates and unemployment levels. Changes in these economic conditions could materially affect the projected sales price, costs to develop the homesites and/or absorption in a community. Our assumptions on discount rates are critical because the selection of a discount rate affects the estimated fair value of the homesites within a community. A higher discount rate reduces the estimated fair value of the homesites within the community, while a lower discount rate increases the estimated fair value of the homesites within a community. Because of changes in economic and market conditions and assumptions and estimates required of management in valuing inventory during changing market conditions, actual results could differ materially from management’s assumptions and may require material inventory impairment charges to be recorded in the future.

During the three and nine months ended August 31, 2007, we recorded $660.2 million and $1.0 billion, respectively, of inventory adjustments, which included $303.1 million and $523.0 million of valuation adjustments to finished homes, construction in progress and land on which we intend to build homes, $114.6 million and $197.2 million, respectively, of valuation adjustments to land we intend to sell to third parties and $242.5 million and $312.4 million of write-offs of option deposits and pre-acquisition costs. During the three and nine months ended August 31, 2006, we recorded $59.6 million and $117.6 million, respectively, of inventory adjustments, which included $32.0 million and $40.7 million of valuation adjustments to finished homes, construction in progress and land on which we intend to build homes, $11.8 million and $35.8 million, respectively, of valuation adjustments to land we intend to sell to third parties and $15.8 million and $41.1 million of write-offs of option deposits and pre-acquisition costs. These valuation adjustments were calculated based on current market conditions and assumptions made by our management, which may differ materially from actual results if market conditions change.

Investments in Unconsolidated Entities

We evaluate our investments in unconsolidated entities for impairment during each reporting period in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). A series of operating losses of an investee or other factors may indicate that a decrease in value of our investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment to recognize is the excess of the investment’s carrying value over its fair value.

The evaluation of our investment in unconsolidated entities includes two critical assumptions: 1) projected future distributions from the unconsolidated entities and 2) discount rates applied to the future distributions.

Our assumptions on the projected future distributions from the unconsolidated entities are dependent on market conditions. Specifically, distributions are dependent on cash to be generated from the sale of inventory by the unconsolidated entities. Such inventory is also reviewed by the unconsolidated entities in accordance with FAS 144. The unconsolidated entities generally use discount rates ranging from 15% to 20% in their FAS 144 reviews for impairment. If a valuation adjustment is recorded by an unconsolidated entity in accordance with FAS 144, it is reflected in our equity in earnings (loss) from unconsolidated entities with a corresponding decrease to our investment in unconsolidated entities. In certain instances, we may be required to record additional losses relating to our investment in unconsolidated entities under APB 18; such losses are included in management fees and other income (expense), net. We believe our assumptions on the projected future distributions from the unconsolidated entities are critical because the operating results of the unconsolidated entities from which the projected distributions are derived are dependent on the status of the homebuilding industry, which has historically been cyclical and sensitive to changes in economic conditions such as interest rates and unemployment levels. Changes in these economic conditions could materially affect the projected operational results of the unconsolidated entities from which the distributions are derived.

We believe our assumptions on discount rates are also critical because the selection of the discount rates also affects the estimated fair value of our investment in unconsolidated entities. A higher discount rate reduces the estimated fair value of our investment in unconsolidated entities, while a lower discount rate increases the estimated fair value of our investment in unconsolidated entities. Because of changes in economic conditions, actual results could differ materially from management’s assumptions and may require material valuation adjustments to our investments in unconsolidated entities to be recorded in the future.

During the three and nine months ended August 31, 2007, we recorded $170.8 million and $219.1 million, respectively, of adjustments to our investments in unconsolidated entities, which included $138.7 million and $172.7 million of FAS 144 valuation adjustments related to assets of unconsolidated entities and $32.1 million and $46.4 million of valuation adjustments to investments in unconsolidated entities in accordance with APB 18. During the three and nine months ended August 31, 2006, we recorded $16.5 million and $16.7 million, respectively, of FAS 144 valuation adjustments related to assets of the unconsolidated entities. These valuation adjustments were calculated based on current market conditions and assumptions made by our management, which may differ materially from actual results if market conditions change.